Exhibit 99.2
BROOKFIELD PROPERTIES CORPORATION
(incorporated under the laws of Canada)
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders (the “Meeting”) of Brookfield Properties Corporation (“Brookfield Properties”) will be held on Wednesday, April 26, 2006 in New York City at Three World Financial Center at 10:00 a.m. (e.s.t.) for the following purposes:
1. to receive the annual report to shareholders, including the consolidated financial statements for the fiscal year ended December 31, 2005, together with the report of the auditors thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors and to authorize the directors to fix the remuneration to be paid to the auditors; and
4. to transact such other business as may properly come before the Meeting or any adjournment thereof.
The attached Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated into and forms part of this notice.
If you are unable to attend the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy in the envelope provided for that purpose to CIBC Mellon Trust Company by mailing or hand delivering it to CIBC Mellon Trust Company at 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9, or if delivered by facsimile at 416-368-2502, so as to arrive not later than the close of business on Monday, April 24, 2006 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.
By Order of the Board of Directors
Kathleen G. Kane
Senior Vice President and
General Counsel and Secretary
Toronto, Canada
March 15, 2006